Cane Clark LLP		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Chad Wiener+	Scott P. Doney~	Facsimile: 702-944-7100
Joe Laxague~		Email: sdoney@caneclark.com

April 13, 2007

United States Securities and Exchange Commission
Attn: Hugh Fuller
Mail Stop4561
100 F, N.E.
Washington, D.C. 20549

Re:	Language Access Network, Inc. Registration Statement on Form 10-SB Filed February 21, 2007 File No. 0-33058

Dear Mr. Fuller:

I write on behalf of Language Access Network, Inc. (“the Company”) in response to Staff’s letter of March 16, 2007 by Barbara C. Jacobs, Assistant Director of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 10-SB (the “Comment Letter”).

The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Form 10-SB
General

1. Please update your financial information pursuant to the requirements of Item 310(g) of Regulation S-B.

In response to this comment, the Company has updated the financials as requested.

Part I
Item 1. Description of Business
Acquisitions, page 14

2. We note that your letter of intent with iBeam was extended to February 23, 2007. Please update your disclosure to reflect the current status of discussions with iBeam.

In response to this comment, the Company has updated the iBeam disclosure as requested. The original letter of intent provided for a closing date not more than forty five (45) days following execution on November 15, 2006. On December 30, 2006, the Company extended the closing of the acquisition through February 23, 2007 for more time to perform due diligence on iBeam Solutions. On February 20, 2007, the Company again extended the closing of the acquisition of iBeam Solutions.  iBeam Solutions has a pending Internal Revenue Service ("IRS") matter that needs to be resolved before the Company can move forward with acquisition negotiations.  Moreover, iBeam Solutions is reconciling their own books and working with outside auditors to prove accuracies. The Company is hoping that a reconciliation and matters with the IRS will be completed in the upcoming months, but it is more probable than not that the acquisition will not take place.

Item 6. Executive Compensation, page 46

3. Please confirm that the dollar amount of the option awards disclosed in your summary compensation table and direction compensation table were derived pursuant to Items 402(b)(2)(vi) and (f)(2)(iv) of Regulation S-B. We note that Release No. 33-8765 recently amended Item 402 to provide that the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year end in accordance with FAS 123R be disclosed under stock awards and option awards of the summary compensation table and director compensation table. We also direct your attention to Item 402(f)(2)(i) for additional guidance regarding disclosure for directors who are also named executive officers.

In response to this comment, the compensation information for Mr. Andrew Panos has was moved from the Director Compensation Table to the Summary Compensation Table as required by Item 402(f)(2)(i) of Regulation S-B.

4. We note your disclosure of Richard Fitzpatrick’s settlement in your summary compensation table. Accordingly, please provide disclosure of such settlement in your stock awards table as well. Please revise or advise otherwise.

In response to this comment, the Company has included the information as requested.

Sincerely,

/s/ Scott Doney
Scott Doney, Esq.